UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 12 August 2024: Trading statement for the financial year ended 30 June 2024 and retirement of non-executive director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share code:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company or Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

TRADING STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2024 AND RETIREMENT OF NON-EXECUTIVE DIRECTOR

Trading statement for the financial year ended 30 June 2024

Sasol's financial results for the year ended 30 June 2024 were negatively impacted by challenging market conditions, with continued pressure from depressed chemicals prices and constrained margins. However, these factors were partially offset by the stronger rand/oil price, improved refining margins and higher sales volumes. Additionally, Sasol's stronger operational performance in the fourth quarter contributed to an overall stronger performance in the second half of the year. Shareholders are referred to the annual production and sales metrics published on 22 July 2024 for further details (https://www.sasol.com/investor-centre/financial-results).

Sasol's adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) for the year ended 30 June 2024 are expected to decline by between 2% and 17% from R66,3 billion in the prior year to between R54,7 billion and R64,7 billion.

Earnings for the year ended 30 June 2024 decreased by more than 100%, and is impacted by the following notable non-cash adjustments:

- Net loss of R55,8 billion after tax (R75,4 billion gross) on remeasurement items mainly due to the following impairments**:
  - Chemicals America Ethane value chain (Alcohols, Alumina, Ethylene Oxide, Ethylene Glycols and associated shared assets) cash generating unit (CGU) of R45,5 billion net of tax (R58,9 billion gross). Additionally, Chemicals

Africa's Polyethylene, Chlor-Alkali & Polyvinyl Chloride and Wax value chain CGUs of R3,9 billion net of tax (R5,3 billion gross). The impairments are primarily driven by external conditions, including prolonged softer market pricing and outlook;

- Secunda liquid fuels refinery CGU of R5,7 billion net of tax (R7,8 billion gross), which remains fully impaired at 30 June 2024.

- Derecognition of deferred tax asset to the value of R15,3 billion, mainly relating to assessed loss carry forward on our Chemicals America operations which are not anticipated to be utilised; and

- Unrealised gains of R4,7 billion (before tax) on the translation of monetary assets and liabilities, and valuation of financial instruments and derivative contracts.

Based on the above movements, shareholders are advised that the Group expects the earnings per share ("EPS') and headline earnings per share ("HEPS") to be lower than the comparative period. The following guidance is applicable for the 2024 financial year:

- Basic loss per share (LPS) is expected to be between R68,82 and R71,48 compared to the prior year basic earnings per share (EPS) of R14,00 (representing a decrease of more than 100%);
- Headline earnings per share (HEPS) are expected to be between R12,28 and R21,95 compared to the prior year HEPS of R53,75 (representing a decrease of between 59% to 77%); and
- Core headline earnings per share (CHEPS***) are expected to be between R35,03 and R43,62 compared to the prior year CHEPS of R47,71 (representing a decrease of between 9% to 27%).

The financial information underpinning this trading statement has not been reviewed and reported on by the Company's external auditors.

Sasol will present its 2024 financial results on Tuesday, 20 August 2024 at 09h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Hanré Rossouw, to address questions.

Please connect to the call via the webcast link:
https://www.corpcam.com/Sasol20082024 or via teleconference call link:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=2106525&linkSecurityString=8ab1fbf22

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.

** An impairment is the result of the carrying value of the asset in excess of the estimated recoverable amount of the asset

*** Core HEPS is calculated by adjusting headline earnings with non-recurring items, once-off tax adjustments, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on the Broad-Based Black Economic Empowerment (BBBEE) transactions. Adjustments in relation to the valuation of our derivatives at year end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.

Adjusted EBITDA and Core HEPS are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.

Retirement of Ms Nomgando Matyumza as non-executive director

Shareholders and noteholders are advised in terms of paragraph 3.59 of the JSE Limited (JSE) Listings Requirements and 6.39 of the JSE Debt Listings Requirements, that Ms Nomgando Matyumza will retire as non-executive director and member of the Audit and Remuneration Committees of Sasol Limited on 8 September 2024 when she reaches the tenth anniversary of her appointment to the Sasol Board. Ms Muriel Dube, Sasol's Lead Independent Director, said: “On behalf of the Board and the Company, I express gratitude to Nomgando for her conscientious decade-long contribution to Sasol and wish her a most fulfilling retirement and all of the best for the future.”

12 August 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 1 September 2023 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary